CONSULTANT AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Richard Epstein to consult and advise Betting, Inc. in the following areas:

1.  Strategic alliances.

2.  International partnerships.

3.  Manufacturing contacts.

The hourly rate charged by Richard Epstein is $100.00 per hour. Richard Epstein has elected to paid in consultant stock rather than cash. The Board of Directors of Betting, Inc. has agreed to issued Richard Epstein 250,000 shares of Betting, Inc.
free trading stock under Form S-8.
BETTING, INC.


By:  /s/  Thomas S. Hughes			Date: June 3, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Richard Epstein			Date: June 3, 1999
Richard Epstein